EXHIBIT 77D
for IDS Equity Value Fund, Inc. and IDS Strategy Aggressive Fund, Inc.

At Board of Directors meetings held on October 7-8, 1998, the following investment policies were eliminated:

  The Fund will not pledge or mortgage its assets beyond 15% of total assets;

  The Fund will not invest more than 5% of its total assets in securities of companies, including any predecessors, which have a record of less than three years of continuous operations;

  The Fund will not invest more than 5% of its net assets in warrants;

  The Fund will not invest in exploration or development programs, such as oil, gas or mineral leases.